Exhibit B.3(d): Other Pages of CIBC’s 2008 Annual Accountability Report incorporated in Annual Information Form
•	“Governance” pages 33-35

•	“Principal Subsidiaries” page 156

•	“Fees Paid to the Shareholders’ Auditors” page 163

•	“Transfer Agent and Registrar” page 180

Governance
Guided by an effective governance framework and committee structure
The Board of Directors and management of CIBC recognize how our leadership in the area of governance is important for CIBC’s long-term success. We are committed to ongoing excellence in governance and continue to enhance our processes to remain at the forefront. We conduct regular reviews and assessments of governance trends and practices and we listen to our shareholders and employees.
     At the heart of CIBC’s governance framework is a set of governance and control policies and procedures that are reviewed regularly to assess their effectiveness. This framework helps the Board and management fulfill their obligations to CIBC and its stakeholders.
     The Board has established four committees to assist in carrying out its duties and to enhance governance. Each committee has a mandate outlining its functions and responsibilities. Management committees are in place to support the senior executive team on the governance and control activities of CIBC and various aspects of the oversight of CIBC’s operations. Below is a list of these committees and a brief summary of the key responsibilities of the committee members. The Board mandates are outlined in greater detail in the Management Proxy Circular and are available at www.cibc.com.

Board Committee	Key Responsibilities

Audit Committee	• Reviews the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting;

• Monitors the system of internal control and CIBC’s compliance with legal and regulatory requirements;

• Selects the external auditors for shareholder approval;

• Reviews the qualifications, independence and performance of the external auditors and CIBC’s internal auditors;

• Acts as the Audit Committee for certain federally regulated subsidiaries.

Members: J.H. Bennett, G.F. Colter (Chair), I.E.H. Duvar, J.P. Manley, R.W. Tysoe

Corporate Governance Committee	• Assists the Board of Directors in fulfilling its corporate governance oversight responsibilities. It also acts as the conduct review committee of CIBC under the Bank Act (Canada).

Members: J.H. Bennett (Chair), G.F. Colter, J.S. Lacey, C. Sirois, S.G. Snyder

Management Resources and Compensation Committee	• Assists the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans.

Members: B.S. Belzberg, W.L. Duke, G.D. Giffin, L.S. Hasenfratz, J.S. Lacey (Chair)

Risk Management Committee	• Assists the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite;

• Oversees the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Members: N.D. Le Pan, L. Rahl, C. Sirois (Chair), R.J. Steacy

Management Committee	Key Responsibilities

Capital and Risk Committee
•   Focuses on the strategic assessment of risks and mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk appetite statement and risk strategies; reviewing and evaluating new proposed business strategies; monitoring performance and risk profile against risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

Disclosure Committee
•   Assists the Chief Executive Officer and Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC’s quarterly and annual financial reports.

Reputation and Legal Risks Committee	• Provides management oversight of reputation and legal risks associated with transactions between CIBC and its clients.

Governance and Control Committee
•   Acts as the most senior point of management review, counsel and input on the design and assessment of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the Chief Executive Officer and direction provided by the Board.

CIBC Annual Accountability Report 2008	33

Governance
Maintaining independence to best serve shareholders
While regular interaction between the Board and management strengthens governance and supports the long-term interests of CIBC, the Board is autonomous and acts independently of management.
     The Board conducts an annual review to determine each director’s independence based on the Board’s Independence Standards, which are derived from the Affiliated Persons Regulations under the Bank Act, the corporate governance rules of the New York Stock Exchange (NYSE) and the corporate governance guidelines of the Canadian Securities Administrators. CIBC’s Board of Directors Independence Standards are available at www.cibc.com.
     As part of this review, the Board identifies in the Management Proxy Circular those directors who are not independent and explains why. The circular also highlights any Board interlocks, as well as a director’s service on other public companies and their audit committees. If a director has an interest in a material transaction with CIBC, then the affected director is required to excuse himself or herself from any discussions relating to the transaction and cannot vote on decisions that will influence the outcome of the transaction. To maintain its autonomy, the Board and its committees may obtain the advice of external experts without involving management and conduct regular sessions without any members of management present.
     These actions assist the Board in making independent and effective decisions.
Committed to transparent and timely reporting
The directors and management of CIBC are committed to consistent disclosure practices that broadly disseminate material information about CIBC that is accurate, timely and comprehensive. The CIBC Disclosure Policy sets standards for coordinating disclosure of material information about CIBC to the market. The policy is available at www.cibc.com and provides further details regarding communications with investors, analysts and media, as well as our process for earnings announcements.
Providing governance information to all our stakeholders
CIBC is committed to providing all our stakeholders with governance information that is easy to understand and access. A number of corporate documents are publicly available and describe in greater detail CIBC’s governance framework and commitment to leadership in governance. Please refer to any of the following documents posted on our corporate website at www.cibc.com for more information:
•	CIBC’s Statement of Corporate Governance Practices

This document states CIBC’s vision, describes our comprehensive governance framework, details the Board’s responsibilities and describes Board policy on Board composition, responsibilities and performance evaluation; director nomination, tenure, independence and education; director and executive compensation; management succession and CIBC’s codes of conduct and ethics.
•	Disclosure Required by NYSE Listed Company Manual

As a Canadian public company with securities listed on the NYSE, CIBC is required to disclose any significant differences between CIBC’s governance practices and those required by U.S. domestic issuers listed on the NYSE. A summary of these differences is available at www.cibc.com.
•	CIBC’s Code of Conduct and CIBC Code of Ethics for Directors

The CIBC Code of Conduct promotes ethical decision-making for all employees and supports behaviour that is consistent with CIBC’s core values of trust, teamwork and accountability. All employees are required to complete annual certification and testing on the CIBC Code of Conduct and directors certify annually on the CIBC Code of Ethics for Directors.
•	CIBC’s Management Proxy Circular

The Management Proxy Circular describes the business to be conducted at CIBC’s Annual Meeting of Shareholders. It also provides information on each of our directors, reports from each of our Board Committees and offers a complete discussion on our corporate governance practices.

34	CIBC Annual Accountability Report 2008

Governance
Board of Directors
Brent S. Belzberg (2005)
Senior Managing Partner
Torquest Partners
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President
Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
President
CRS Inc.
(Mississauga, Ontario, Canada)
William L. Duke (1991)
President
Annadale Farms Inc.
(Kenosee Lake, Saskatchewan,
Canada)
Ivan E.H. Duvar (1989)
President and Chief Executive Officer
MIJAC Inc.
(Amherst, Nova Scotia, Canada)
William A. Etherington (1994)
Chair of the Board
CIBC
(Toronto, Ontario, Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Linda S. Hasenfratz (2004)
Chief Executive Officer
Linamar Corporation
(Guelph, Ontario, Canada)
John S. Lacey (2004)
Chairman, Advisory Board
Tricap Restructuring Fund
(Toronto, Ontario, Canada)
Nicholas D. Le Pan (2008)
Consultant
(Ottawa, Ontario, Canada)
Hon. John P. Manley P.C. (2005)
Counsel
McCarthy Tétrault LLP
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer
CIBC
(Toronto, Ontario, Canada)
Leslie Rahl (2007)
President
Capital Market Risk Advisors, Inc.
(New York, New York, U.S.A.)
Charles Sirois C.M., O.Q. (1997)
Chairman and Chief Executive Officer
Telesystem Ltd.
(Montreal, Quebec, Canada)
Stephen G. Snyder (2000)
President and Chief Executive Officer
TransAlta Corporation
(Calgary, Alberta, Canada)
Robert J. Steacy (2008)
Corporate Director
(Toronto, Ontario, Canada)
Ronald W. Tysoe (2004)
Retired Vice Chairman
Macy’s Inc.
(Cincinnati, Ohio, U.S.A.)
Senior Executive Team
Gerry McCaughey
President and Chief Executive Officer
CIBC
Sonia Baxendale
Senior Executive Vice-President
CIBC Retail Markets
Michael Capatides
Chief Administrative Officer
and General Counsel
Administration
Ron Lalonde
Senior Executive Vice-President
Technology and Operations
Richard Nesbitt
Chairman and Chief Executive Officer
CIBC World Markets
Richard Venn
Senior Executive Vice-President
Corporate Development
David Williamson
Senior Executive Vice-President
and Chief Financial Officer
Finance
Tom Woods
Senior Executive Vice-President
and Chief Risk Officer
Risk Management
Senior Officers
Mike Boluch
Executive Vice-President
Technology
Technology and Operations
Gary Brown
Managing Director
Head of U.S. Region/Head of Risk
World Markets
CIBC World Markets
Tim Carrington
Managing Director
Head of Equity and Commodities
Structured Products
CIBC World Markets
Michelle Caturay
Vice-President
Corporate Secretary and Associate
General Counsel
Administration
Harry Culham
Head
Fixed Income and Currencies
CIBC World Markets
Colette Delaney
Senior Vice-President
GICs, Deposits and Payments
CIBC Retail Markets
Victor Dodig
Executive Vice-President
Retail Distribution and Wealth
Management
CIBC Retail Markets
John Ferren
Vice-President
Investor Relations
Finance
Stephen Forbes
Senior Vice-President
Communications and Public Affairs
Administration
Warren Gilman
Managing Director
Head of Asia-Pacific Region
CIBC World Markets
Michael Higgins
Managing Director
Head of Real Estate Finance
CIBC World Markets
Ernie Johannson
Senior Vice-President
Marketing
CIBC Retail Markets
Christina Kramer
Executive Vice-President
Distribution Services
CIBC Retail Markets
Andrew Kriegler
Senior Vice-President
and Treasurer
Finance
David Leith
Deputy Chairman
Head of Investment, Corporate
and Merchant Banking
CIBC World Markets
Cheryl Longo
Senior Vice-President
Card Products
CIBC Retail Markets
Rick Lunny
Executive Vice-President
Lending, Insurance, Commercial
Banking and Amicus
CIBC Retail Markets
Art Mannarn
Executive Vice-President
Global Operations and INTRIA
Technology and Operations
Anil Mathur
Senior Vice-President
and Chief Auditor
Internal Audit
Administration
Kimberley McVittie
Vice-President
Ombudsman
and Chief Privacy Officer
Administration
Tim Moseley
Senior Vice-President
and Chief Compliance Officer
Administration
Jacqueline Moss
Executive Vice-President
Human Resources
Administration
Kevin Patterson
Executive Vice-President
Governance and Controls
Administration
Rik Parkhill
Managing Director
Head of Cash Equities
CIBC World Markets
Francesca Shaw
Senior Vice-President
and Chief Accountant
Finance
Grant Westcott
Executive Vice-President
Technology Governance
Technology and Operations
Scott Wilson
Managing Director
Head of Europe Region
CIBC World Markets

CIBC Annual Accountability Report 2008	35

     Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2008

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	$286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada		(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Global Asset Management International Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	311
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	113
CIBC Capital Funding IV, L.P.	New York, NY, U.S.A.	60
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	8,748
CIBC Bank and Trust Company (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Bahamas) Limited (87.0%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.4%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.0%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.4%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	389
CIBC Asia Limited	Singapore City, Singapore	8
CIBC World Markets (Japan) Inc.	Tokyo, Japan	50
CIBC Australia Limited	Sydney, New South Wales, Australia	17

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding III, L.P., which was incorporated in the state of Nevada, U.S.A.; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Capital Corporation and CIBC Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

156	CIBC Annual Accountability Report 2008

Supplementary Annual Financial Information
     Deposits

	Average balance					Interest			Rate
Unaudited, $ millions, for the year ended October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006

Deposits in domestic bank offices(1)
Payable on demand
Personal	$5,783	$5,252	$5,112	$6	$6	$7	0.10%	0.11%	0.14%
Business and government	22,337	21,086	19,235	358	448	322	1.60	2.12	1.67
Bank	1,140	892	901	14	15	10	1.23	1.68	1.11
Payable after notice
Personal	37,568	34,501	31,906	506	474	305	1.35	1.37	0.96
Business and government	6,825	6,532	6,539	182	222	188	2.67	3.40	2.88
Bank	4	6	1	—	—	—	—	—	—
Payable on a fixed date
Personal	47,659	45,016	39,953	1,867	1,637	1,292	3.92	3.64	3.23
Business and government	54,189	48,054	42,473	1,815	2,259	1,637	3.35	4.70	3.85
Bank	641	686	538	22	32	23	3.43	4.66	4.28

Total domestic	176,146	162,025	146,658	4,770	5,093	3,784	2.71	3.14	2.58

Deposits in foreign bank offices
Payable on demand
Personal	508	405	40	13	9	—	2.56	2.22	—
Business and government	2,611	2,406	420	9	15	4	0.34	0.62	0.95
Bank	347	364	32	3	2	1	0.86	0.55	3.13
Payable after notice
Personal	1,764	1,522	50	53	51	2	3.00	3.35	4.00
Business and government	410	337	30	3	5	—	0.73	1.48	—
Bank	—	—	4	—	—	—	—	—	—
Payable on a fixed date
Personal	2,390	2,177	461	72	102	26	3.01	4.69	5.64
Business and government	38,926	41,467	39,056	1,445	2,187	1,867	3.71	5.27	4.78
Bank	13,864	12,631	10,528	485	586	421	3.50	4.64	4.00

Total foreign	60,820	61,309	50,621	2,083	2,957	2,321	3.42	4.82	4.59

Total deposits	$236,966	$223,334	$197,279	$6,853	$8,050	$6,105	2.89%	3.60%	3.09%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $3.6 billion (2007: $3.8 billion; 2006: $3.8 billion).
     Short-term Borrowings

Unaudited, $ millions, as at or for the year ended October 31	2008	2007	2006

Amounts outstanding at end of year
Obligations related to securities sold short	$6,924	$13,137	$13,788
Obligations related to securities lent or sold under repurchase agreements	38,023	28,944	30,433

Total short-term borrowings	$44,947	$42,081	$44,221

Obligations related to securities sold short
Average balance	$9,901	$13,821	$15,379
Maximum month-end balance	11,984	14,673	17,996
Average interest rate	2.91%	3.72%	3.52%
Obligations related to securities lent or sold under repurchase agreements
Average balance	30,574	32,133	22,626
Maximum month-end balance	38,023	34,044	30,433
Average interest rate	4.66%	6.92%	7.37%

Fees Paid to the Shareholders’ Auditors

Unaudited, $ millions, for the year ended October 31	2008	2007	2006

Audit fees(1)	$18.0	$15.1	$13.9
Audit related fees(2)	2.3	5.5	4.3
Tax fees(3)	0.4	0.5	0.4
Other	1.3	—	—

Total	$22.0	$21.1	$18.6

(1)	For the audit of CIBC’s annual financial statement and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also includes the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

CIBC Annual Accountability Report 2008	163

Shareholder Information
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
(416) 643-5500 or fax (416) 643-5501
1 (800) 387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
BNY Mellon Shareowner Services
480 Washington Blvd, 27th Floor
Jersey City, NJ 07310
1 (800) 589-9836
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon-investor.com
CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: (416) 980-2211
SWIFT code: CIBCCATT
Telex number: 065 24116
Cable address: CANBANKATOR
Website: www.cibc.com
Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.
Annual meeting of shareholders
Shareholders are invited to attend the CIBC Annual Meeting of Shareholders on Thursday, February 26, 2009 at 10 a.m. (Pacific Standard Time) in Vancouver, British Columbia at The Fairmont Waterfront Hotel, The Waterfront Ballroom, 900 Canada Place Way, Vancouver, British Columbia, V6C 3L5.
CIBC Annual Accountability Report 2008
Additional print copies of the Annual Accountability Report may be obtained by calling (416) 980-6657 or e-mailing financialreport@cibc.com.
The Annual Accountability Report is also available online at www.cibc.com.
La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le (416) 980-6657 ou nous faire parvenir un courriel à rapportfinancier@ cibc.com.
La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com.
Further information
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306, fax (416) 980-5028 or e-mail investorrelations@cibc.com.
Communications and Public Affairs: Financial, business and trade media may call (416) 980-4523 or fax (416) 363-5347.
CIBC telephone banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1 (800) 465-2422 toll-free across Canada.
Office of the CIBC Ombudsman: The CIBC Ombudsman can be reached by telephone at 1 (800) 308-6859 (Toronto (416) 861-3313) or by fax at 1 (800) 308-6861 (Toronto (416) 980-3754).
The following are trademarks of CIBC or its subsidiaries:
Aventura, CIBC Access for All, CIBC Access to Opportunity, CIBC Advantage, CIBC Connection to Employment, CIBC Enviro-Saver, CIBC Everyday, CIBC Financial HealthCheck, CIBC Imperial Service, CIBC Logo, CIBC 60 Plus Advantage, CIBC Spirit of Leadership Community Award, CIBC Unlimited , CIBC World Markets, CIBC Youthvision, FirstCaribbean International Bank, “For what matters”, Miracle Day, “Not All Heroes Wear Capes”, Professional Edge, ReConnect: Career Renewal for Returning Professional Women, Renaissance Investments, SmartStart, “What matters to me”, Wood Gundy.
The following are trademarks of other parties:
A Caring Company Imagine & Design is a registered trademark of the Canadian Centre for Philanthropy.
Aeroplan is a registered trademark of Aeroplan Limited Partnership.
Big Brothers Big Sisters of Canada is a trademark of Big Brothers of Canada.
Computers for Schools is a trademark of Industry Canada.
Junior Achievement is a registered trademark of Junior Achievement of Canada.
Kids in the Know is a trademark of Child Find Manitoba Inc.
President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; CIBC licensee of marks. President’s Choice Financial services are provided by CIBC.
Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under license.
United Way logo is a registered trademark of United Way of Canada.
* Registered Trademark of Visa International Inc./CIBC Licensed User
Wellness Checkpoint is a registered trademark of Infotech Inc.
YMCA is a trademark of YMCA Canada.

180	CIBC Annual Accountability Report 2008